

July 14, 2011

Via E-Mail
Peter Hedly, President
Gaia Remedies, Inc.
13140 70th Lane NE
Kirkland, Washington 98034

> **Re:** **Gaia Remedies, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2011**
> **File No. 333-174894**

Dear Mr. Hedly:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you may be a blank check company as defined in Rule 419 of Regulation C in view of the following:

   - you are a development-stage company that issues penny stock;

   - you have no operations, no assets except for cash, and no employees;

   - you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding.

   Please supplementally provide us with a detailed explanation as to why Rule 419 does not apply to you and this offering. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. In addition, please disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

2. A company called Brilliant Health International claims on its website that you have been a "veterinary division" of their company since September 2009. Their website includes a link to your website. Considering you disclose no subsidiary or other relationship with Brilliant Health International, please revise your disclosure to discuss the nature of your relationship with this company or tell us why it is inappropriate to do so.

3. Your disclosure regarding your business includes statements such as, "[o]ur products consist of a wide variety of healthy living and wellness products for animals…," and assertions that you are "in the business of the online retail sale of herbal and homeopathic pet remedies…." These statements conflict with other portions of your disclosure that indicate that you have no inventory, sales or business operations. Please thoroughly revise your disclosure to reconcile the inconsistent disclosure and, in doing so, please clearly disclose the current status of your operations, as compared to where you expect your operations to be in the future. In your response to this comment, please tell us specifically by page number where you have made changes in response to this comment.

4. In several places in your prospectus, you include language that may imply that your stock will become quoted on the OTC Bulletin Board. For example, on page 10 you state that your shares will sell at a fixed price, "until such time as they are quoted on the OTC Bulletin Board or other quotation system or stock exchange," and on page 16 you state that your shares will sell at a fixed price, "until our common stock is quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." Please revise these statements to remove the implication that quotation of your stock is inevitable. Please make conforming revisions throughout your prospectus.

Prospectus Cover Page, page iii

5. We note your statement that you intend to have a market maker submit an application for quotation of your stock. Please include a statement that there is no assurance that a market maker will be willing to submit an application for quotation of your stock.

Risk Factors, page 3

6. Please revise the introductory language to your risk factors to remove the language about whether you will "address" the risks as it appears you disclose several risks that the company cannot reasonably address.

Selling Security Holders, page 13

Selling Stockholders, page 14

7. We note your disclosure in the footnotes to the selling stockholders table that "[e]xcept where noted above, none of the Selling Stockholders" holds or held any position, office or other material relationship with the company or has ever been a director or officer. We are unable to locate an exception noted in the table or footnotes. Please revise, if true, to remove the "except where noted above" language.

8. Please tell us whether Audrey Whitlock or any other selling stockholder is a beneficial owner of Joel Whitlock's shares. If so, please revise your selling stockholders table to reflect this. Also, please complete a beneficial ownership analysis, if applicable, for all selling stockholders. Refer to Exchange Act Rule 13d-3 for determination of beneficial ownership. For additional guidance, refer to Question 105.05 of our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Description of Business, page 19

9. In this section, you include factual statements for which you do not provide a source, or for which you indicate that the source of the information is based upon your belief, Forrester Research, or the American Pet Products Association. With respect to factual statements for which you have not provided a source, please indicate whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. While not intended as an exhaustive list, we noted the following statements in this regard:

- "U.S. Internet retail sales will grow…to $279 billion in 2015."

- "Growth in the pet industry market is driven partly by the increasing number of pet owners, attributable to several factors, including…"

- "Just like humans, domesticated animals like dogs and cats are affected by the health hazards of modern living."

- "For many years people would purchase food and other products for their pets that have been processed in a factory and never question any of it."

- "…the FDA refers to natural ingredients as "ingredients extracted directly from plants or animal products as opposed to being produced synthetically."

If the information is based upon reports or articles, please disclose the source and provide the source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. In preparing your materials for submission to us, please ensure that it will be apparent to us how the materials support the corresponding statements in your document, including the submission of any necessary supporting schedules setting forth your analysis of the source material. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Principal Suppliers, page 21

10. We note your indication that you have identified certain suppliers of the products you plan to sell. Please revise this discussion to explain whether you have contacted any of these suppliers, whether you have begun negotiations with any suppliers and whether you have executed any supply agreements. In this regard, we note your disclosure in the risk factor at the bottom of page 6 which suggests that you have entered into contracts and have purchased products from certain suppliers. Please advise.

Description of Property, page 27

11. We note your statement that your executive office space is provided by a director. Please revise this disclosure to state, if true, that this is your only office and that it is provided by your sole director, principal executive officer and principal financial officer, Peter Hedly.

Financial Statements, page F-1

12. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

Plan of Operation, page 30

13. We note your plan of operation for the next twelve months consists of nine specific items such as complete the construction of, beta test, and launch your website; roll-out an online marketing and advertising program; and retain a veterinary science advisor to review all promotional content and product pages. We further note at the bottom of page 30 that your anticipated total expenses for the next twelve months are $12,500 consisting of legal and accounting costs and office expenses. Please tell us how you considered the costs of the nine specific items you plan to complete in the next twelve months and whether they are included in the $12,500 of expected expenses to be incurred in the next twelve months. If they are not included, please include an estimate for the costs that will be incurred in the next twelve months for the nine items listed. Please also consider disclosing your estimate of costs that

will be incurred subsequent to the next twelve months and through completion of the nine tasks if you believe that costs to complete the nine items will be incurred beyond a twelve month period. In doing so, please address whether cash on hand combined with the shareholder loan facility will be sufficient to cover such costs or you will require additional financing.

14. We note the nine items that constitute your plan of operations for the next 12 months. Please expand your discussion of these items as follows:

   - Please provide your readers with some insight into the expected timing for each item listed. For example, if you expect completion of your website to take approximately three months and the remainder of the items listed to be accomplished within six months of completion of your website, you should state this.

   - Please explain in more detail what you need to do to accomplish each item listed, including clarifying any progress you have made thus far on these items.

   - You should also clarify if greater uncertainty exists for the expected timing of any specific items in your plan of operations, and if so, explain what is causing this greater uncertainty to give your readers better context for assessing the likelihood that all of these steps will be completed within the next 12 months.

Directors, Executive Officers and Control Persons, page 32

Biographical Information, page 33

15. Please revise the biographical information to address whether Mr. Hedly obtained a degree from Lehigh University.

Certain Relationships and Related Transactions, page 37

16. We note your disclosure regarding the loan agreement between Peter Hedly and the company. Please revise your disclosure to provide additional details, such as the rate of interest, regarding the terms of this loan.

Recent Sales of Unregistered Securities, page II-1

17. We note your indication here that you issued shares in reliance upon exemptions from registration under Section 4(2) of the Act in connection with the sale of 3,000,000 shares of common stock to Mr. Hedly. The notification on Form D you filed, however, indicates that you relied upon Rule 504 of Regulation D, which is an exemption available under Section 3(b) of the Act. Please revise or advise.

Undertakings, page II-4

18. Please note that due, in part, to the language of Securities Act Rule 430C(d) and Item 512(a)(6) of Regulation S-K, please revise your filing to include the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

Exhibits

General

19. Please file as Exhibits forms of the subscription agreements entered into in connection with your private placements and the share certificates issued to stockholders.

Exhibit 5.1

20. Please revise the legal opinion to remove the qualification, "as such laws presently exist and to the facts as they presently exist," and your indication that you "assume no obligation to revise or supplement this opinion letter should the laws of such jurisdiction be changed after the date hereof…" in the penultimate paragraph of the opinion. Alternatively, please confirm that you will file a legal opinion dated as of and on the date of effectiveness of this registration statement.

21. Please remove the language, "or the General Rules and Regulations of the Securities and Exchange Commission," from the last paragraph of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Peter Hedly
Gaia Remedies, Inc.
July 14, 2011
Page 7

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions you may have.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant